SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 26, 2019

List of materials

Documents attached hereto:

i) Press release:  Withdrawal of Financial Targets of the Electronics and Entertainment Businesses for the fiscal year ending March 31, 2021

April 26, 2019
Sony Corporation

Withdrawal of Financial Targets of the Electronics and Entertainment Businesses for the fiscal year ending March 31, 2021

Sony Corporation (“Sony”) today announced that it has decided to withdraw the operating income targets of the Electronics and Entertainment businesses for the fiscal year ending March 31, 2021 (the period from April 1, 2020 to March 31, 2021), which were announced on May 22, 2018.

Sony is managing the Sony Group from a long-term perspective, and has established cumulative three-year consolidated operating cash flow of more than 2 trillion yen excluding the Financial Services segment, as well as maintaining a Return on Equity (ROE) level of 10% or more as its targets for the three-year period of the mid-range plan, which lasts through the fiscal year ending March 31, 2021.

Sony previously announced the operating income targets for each business segment for the fiscal year ending March 31, 2021, the final year of its mid-range plan, in May 2018 with the belief that such information would enhance investor understanding of the direction of each business segment.  However, because the operating income targets by segment for the fiscal year ending March 31, 2021 are only an estimate as of a single point in the future, Sony has come to believe that they may not be able to accurately reflect the long-term trend and direction of each business.

Additionally, despite only one year having passed since the announcement of these targets in May 2018, the operating environment for each of Sony’s businesses has significantly changed and a gap has arisen between the actual state of certain segments and the operating income targets that were announced for those segments.

Consequently, Sony has decided to withdraw the operating income targets that were announced in May 2018 and to cease providing operating income targets by segment for the final year of its mid-range plan hereafter.

Currently, Sony expects the cumulative three-year consolidated operating cash flow for Sony excluding the Financial Services segment, one of its mid-range targets, to exceed 2 trillion 200 billion yen.  Sony will continue to update its shareholders on the status of the cumulative three-year consolidated operating cash flow excluding the Financial Services segment, and will also continue to disclose its operating income forecast by segment for each fiscal year.

End of document